February 18, 2010

Douglas Brown
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santa Fe Gold Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 1-12974
Filed October 13, 2009

Dear Mr. Brown:

This letter and supporting documentation is in reply to your letter of January 29, 2010.

We have revised our document in response to your comments. Enclosed are two marked copies of the revised document, with amendments shown in red. Also enclosed we have provided supplemental information as you requested.

Below are comments and explanations, referenced to the corresponding numbers of your letter of January 29, 2010:

General

1.	We have corrected our file number to read 001-12974. For future periodic filings, we will ensure that the correct file number is used.

2.	We have made changes throughout the document to eliminate the need for repetitive comments.

Disclosure Controls and Procedures, page 50

3.	We have incorporated the language you specified in our statement of disclosure controls and procedures.

4.	We have provided the disclosure required pursuant to Item 308T of Regulation S-K.

Under Item 8, we have added “Management’s Report on Internal Control Over Financial Reporting” (following Table of Contents and before Report of Independent Registered Public Accounting Firm), pursuant to Item 308 of Regulation S-K.

Certain Relationships and Related Transactions, page 59

5.	We have identified by name the person described.

Exhibit 31.1

6.	We have revised our certifications to match the exact form specified.

Engineering Comments

Risk Factors, page 9

7.	We have expanded the Risk Factors to address risks associated with the points requested.

Summit Silver-Gold Project; Ore Reserve, page 18

8.	We have removed the financial information derived from prefeasibility estimates of the possible development of Summit mineralized material.

We are including with this letter, in electronic format as requested, the following reports:

-	Preliminary Feasibility Study, Summit Mine-Mill Project, Grant and Hidalgo Counties, New Mexico, Chapman, Wood and Griswold, Inc., April 2007.
-	Technical Report (NI 43-101) Summit Gold-Silver Project, Grant and Hidalgo Counties, New Mexico, Chapman, Wood and Griswold, Inc., October 2009.
-	Classification of Reserves and Resources, Summit Mine, Grant County, New Mexico, Chapman, Wood and Griswold, Inc., July 15, 2008.

We believe the questions raised in your letter are addressed in the reports. See the CWG report of October 2009 for the latest summary of information.

If your engineer has additional questions, he may contact Douglas Irving, Chapman, Wood and Griswold, Inc., (505) 883-0220.

9.

The gold equivalent grade was based on a gold-silver price ratio of 50:1 ($900 per ounce gold and $18 per ounce silver prices), and 80 percent metallurgical recovery for both metals. The same 50:1 ratio to calculate gold-equivalent grade was used in CWG’s April 2007 report ($500 gold and $10 silver). In the October 2009 report, CWG used a 60:1 ratio to calculate gold equivalent grade. Please see economic analyses sections of both reports.

Summit Silver-Gold Project; Development Activities, page 21

10.

Because our development activities are not sufficiently advanced to allow us to stope ore, we are unable to provide a stope reconciliation of predicted vs actual tons and grade mined. However, please see Section XIV, “Data Verification”, in CWG’s Oct 2009 Technical Report. On pages 30 and 31, the author describes sample results that he and another independent consultant received from sampling they carried out in underground working that crossed and extended along the structure of Reserve Block C.

Ortiz Gold Project, page 21

11.	We have removed the financial information relating to the possible development of Ortiz mineralized material.

History of Mining and Exploration, page 24

12.	We have removed our estimates of contained metals as they relate to mineralized material.

Black Canyon Mica Project, page 27

13.

We have inserted language to provide additional background relating to the closure of the facility and potential re-opening. We note that in April, 2005, we provided you with supplemental technical information related to this project.

Pilar Gold Project; Location and Access, page 34

14.	We have removed any reference relating to properties other than our own.

Closing Comments

Please find attached to this letter a written acknowledgement incorporating the statements listed in your letter of January 29, 2010, as requested.

We will plan not to file the amended 2009 10-K until the issues you have raised in your letter of January 29, 2010 are satisfactorily resolved.

We trust the additional disclosure incorporated in our revised document together with the supplemental information provided herewith addresses your concerns. However, please let us know if there is any additional information we may provide to help facilitate your review.

Yours sincerely,

/s/ W. Pierce Carson

W. Pierce Carson
Chief Financial Officer